Via EDGAR

September 6, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attention:	Larry Spirgel, Robert S. Littlepage and Christie Wong

Re:	ClearOne, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed March 25, 2013 File No. 001-33660

Dear SEC Staff:

This letter responds to comments on the above-referenced filings by ClearOne, Inc. (the “Company”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2013. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

SEC Comment No. 1:

Item 7. Management’s Discussion and Analysis of Financial Condition And Results of Operations – Cost of Goods Sold and Gross Profit, page 20 – 4. Inventory, F-15

(a)	We note on page F-16 you wrote-off $1.2 million of obsolete inventory in 2012. With a view towards expanded disclosure, please explain to us the reason(s) for the write-off.

(b)	Also, explain to us the consideration you gave to reporting the charge as a line-item within the calculation of gross profit in your income statement, separate from cost of goods sold, consistent with the guidance found in ASC 330-10-50-2.

Company Response:

(a)

We regularly review the value of our inventory in conjunction with analyzing inventory which we estimate may have a value less than our carrying value for which we reserve for any “excess” value. As part of this review and in conjunction with our internal “inventory obsolescence reserve” procedure we initially identify inventory which has greater than a twelve month supply based on historical usage. We generally reserve for/reduce the carrying amount of such inventory beyond 12 months usage unless our internal management review based on several factors including sales and usage forecast, management plans to introduce new products and changes in product design warrants a different amount to be reserved. The inventory obsolescence reserve increased in 2012 primarily due to our decision to stop production of a video conferencing product and slow-down in sales of our streaming products.

(b)	We operate in a high tech environment where we continuously introduce new products and also upgrade existing products and as a consequence inventory obsolescence is not unusual for our line of business. Inventory obsolescence costs are also not substantial as evident from our high and consistent margins. We also disclose the inventory obsolescence costs in our financial footnotes as well as a separate line item in our consolidated cash flow statements. In light of the above considerations, the company continued to report the inventory obsolescence costs as part of cost of goods sold and not as a separate line item in our consolidated statements of operations.

SEC Comment No. 2:

Consolidated Statements of Operations, F-4

We note the litigation settlement gain realized in 2012 relates to damages incurred as a result of your inability to access funds invested in ARS, including losses with respect to a planned strategic business acquisition and related due diligence costs. Since holding ARS is an investing activity and your claims of loss are directly related to an investing activity, and are not related to your major ongoing or central operations, your basis for classifying the gain within operating income is unclear. Please explain to us in detail why you believe the classification of the gain within operating income is appropriate. You should explain why reclassification of the gain in your income statement to report it separately, below the operating income subtotal, is not necessary in order to avoid misleading readers.

Company Response:

The Company’s experts testified to the arbitration panel the significant losses incurred by the Company in terms of lost revenue from existing and future businesses due to the Company’s inability to make this strategic acquisition. This was a significant factor in the eventual success in getting the settlement gain. The settlement gain reflected lost operating income from existing business as well as potential business. Additionally, the company had been including the litigation expenses related to this arbitration in the operating income since litigation started in 2010. Due to these considerations, the Company felt it appropriate to disclose this within operating income and did not disclose it below operating income. The Company also disclosed it as a separate line item within the operating income to allow investors to make reasonable comparison of our operating results to other reported periods.

SEC Comment No. 3:

Cash Equivalents, F-8

We note that cash and cash equivalents represented approximately 60% of your total assets as of December 31, 2012. In light of the significance of your cash balance, please provide additional information about the nature and composition of the cash portfolio, including a description of the securities held and any related market risk or other risk exposure.

Company Response:

The Company held $53.1 million in demand deposits and $2.4 million in Money Market Funds as of December 31, 2012. Due to fully liquid nature of our cash accounts we didn’t anticipate any risks associated with the portfolio.

The Company also acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding this response the Company and/or its auditors welcome the opportunity to review it via a teleconference. Additionally, please do not hesitate to contact the Company at (801) 303-3588.

Sincerely,

Narsi Narayanan

Vice President of Finance

cc:	Mel Hudson, McGladrey LLP

Ryan Hoffman, McGladrey LLP

Mark Coffin, Seyfarth Shaw LLP

Elaine Tippitt, Seyfarth Shaw LLP

Zeynep Hakimoglu, President and CEO